REDSTONE LITERARY AGENTS INC.
                           1842 East Campo Bello Drive
                                Phoenix, AZ 85022
                 Telephone (602)867-0160 Facsimile (602)865-7313
--------------------------------------------------------------------------------

                                                              September 19, 2011


Ms. Mara L. Ransom
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Redstone Literary Agents Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 28, 2011
    File No. 333-173164

Dear Ms. Ransom,

Thank you for reviewing our registration statement. In response to your comment letter, dated July 18, 2011, we have amended the Registration Statement on Form S-1 and provide the following information so that you may better understand our disclosure.

General

     1. We have added a discussion under the Description of Business section that discloses the reasons that the company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933.

Use of Proceeds, page 7

     2. We have disclosed in the section that the offering expenses, estimated to be $6,700, may properly be deferred and charged against the gross proceeds of the offering per ASC 340-10-S99-1; however the Company has elected to record and pay the offering expenses as they are incurred.

Dilution, page 8

     3. We have revised the disclosure of net tangible book value per share in the second paragraph to correct the deficit position.

     4. We have included the unpaid portion of the estimated offering expenses in the dilution calculation. The Company has already expensed $4,700 of the expenses leaving $2,000 unpaid.
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Description of our Business, page 11

     5.   We have added a sample revenue stream based on signing 3 authors.

Management's Discussion and Analysis of Financial Condition and Results..., page 17

Going Concern

     6. We have disclosed that we believe the costs to be $3,500 in general and administrative expenses for the next 3 months.

     7. We have disclosed that there is currently no set limit on the funds our director has agreed to loan the company.

Plan of Operation, page 17

     8. We have removed the statement that some of the milestones may be accomplished by our director prior to funding so that the milestones and the dollar amounts required are clearly stated.

     9. We have expanded the disclosure to discuss how current market trends will impact our operations; create opportunities, risk and what actions we believe will address them.

Current Market Trends, page 19

     10. We have provided copies or links to the reports as requested as an attachment to this letter.

Unaudited Financial Statements, page F-1

     11. We have updated the financial statements through the period ended June 30, 2011 and we have revised to present statements of income and cash flows for the period from inception to June 30, 2011.

Statements of Income, page F-3

     12. We have relabled as "Statements of Operations" and also revised the title of the statements of income on page F-10.

Notes to Financial Statements, page F-6

     13. We have disclosed the terms of the loans from related parties as disclosed in the balance sheets on page F-2.

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Note 1.  Nature and Continuance of Operations, page F-6

     14. We have revised the amount of accumulated decifit disclosed in the second paragraph to conform to the amount disclosed in the balance sheets on page F-2. The disclosure in Note 4 has also been revised.

Sincerely,


/s/ Mary S. Wolf
------------------------------
Mary S. Wolf
CEO & Director


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
References in response to Comment 10:

E-books Increasing in Popularity (http://www.anthologiesonline.com/Articles/ E-Books.htm)
BY BOOKBROWSE.COM

23% of adults are likely to read an e-book in the next year. 16% said that they had read an e-book at sometime. However, there is considerable price resistance with regard to the prices consumers are prepared to pay for both hand held book readers and ebooks themselves.

Recent quantitative research conducted by BookBrowse.com found that 23% of adults say they are likely to read an e-book in the next year. 16% said that they had read an e-book at sometime, with the great majority reading on their computer (not on a handheld device). However, when asked at what price point they would choose an e-book over the cheapest available paper edition, more than 45% said they would only buy the e-book if it was half the price or less. Almost 1/3rd said they would buy the paper edition even if the e-book was free. Considerable price resistance is also apparent when respondents were asked how much they would be prepared to pay for a handheld device that they could read books on. 44% answered `only if it was free', with only 14% prepared to pay over $100. Morgan-Witts, CEO of BookBrowse LLC, comments "16% penetration is encouraging for those in the e-book business. However, the question of how quickly the product life cycle moves beyond the `early adopter stage' rests with both the publishing industry and the technology providers. Publishers need to make more content available as ebooks and find an appropriate price for that content. One challenge is consumer perception that ebooks should be cheaper because there are no paper, warehousing or shipping costs. However, publishers state that there are significant expenses required to build and maintain a digital infrastructure and that there are still marketing and conversion costs."

Morgan-Witts added, "EBook software providers need to continue to improve the readability and functionality of ebooks, while device makers need to improve screen resolution and bring hardware costs down. Until these issues are resolved," said Morgan-Witts, "I believe that overall market penetration will remain relatively low and that, even among those who have tried the format, e-books will be a small percentage of their total book purchases".

About BookBrowse: BookBrowse.com selects the cream of the latest books and provides a substantial excerpt of each, plus reviews, synopses, author biographies, interviews and reading guides, so that visitors don't have to judge a book by its cover - they can read it for themselves. BookBrowse is unique in being the only website to include an excerpt with each book, with many excerpts unique to, or first available at BookBrowse.com. BookBrowse.com currently features more than 800 titles in 30 different categories. BookBrowse.com is not a bookseller, instead visitors are encouraged to buy at their preferred bookstore on or offline. In May 2001 BookBrowse served approximately 800,000 page views to 150,000 visitors.


Example B
http://publishingperspectives.com/2010/10/what-is-the-future-of-the-
institutional-library/
As Ebooks Gin Popularity What Will happen to Institutional Libraries?

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
Example C

http://www.prlog.org/11589507-books-rapidly-increasing-in-popularity-among-
reading-groups-nationwide.html
PRLog (Press Release) - Jul 18, 2011 - Reading group members nationwide are increasingly choosing eBooks and eReaders over traditional print books, according to a survey by Reading Group Choices (RGC) a leading online resource for book clubs and a recognized authority on discussible selections.

The 2011 Reading Group Survey was conducted on their website
(www.readinggroupchoices.com) and in a physical mailing from January 1, 2011-March 25, 2011. Thousands of reading groups representing over 200,000 readers were surveyed to ascertain the growth and popularity of eBooks and eReaders.

Results of the survey show that 25% of reading group members are using eBooks; this is an increase of 10 percentage points from 2009.

RGC Owner and Book Club Expert, Barbara Mead, says her subscribers have expressed enthusiasm about incorporating eBooks into the mix. "The use of eBooks in concert with printed books only serves to reaffirm book clubs' passion for literature. And eReaders are a great investment for avid readers who are consuming books well in excess of their reading group selections or for book club members with a dwindling amount of free shelf-space." Daily commuters on public transit will also appreciate the light weight and easy storage of their e-books, and many readers may enjoy being able to keep their reading choices private even on a crowded subway.

Among reading group members using eBooks, most eBooks were read on the Amazon Kindle (59%), with the Barnes & Noble Nook now in second place at 26%. The Nook is rapidly catching up, however---up from just 7% in 2009. Usage of tablet computers as eReaders exploded last year. RGC's survey shows almost 20% of reading group members who read eBooks used a tablet!

"The use of eReaders--at least in combination with printed books--is inevitable, as they provide a number of advantages for the 21st Century multitasking lifestyle and culture. Though nothing will take away from the physical community of book clubs, the features of an eReader are endless, particularly from the social integration standpoint", Mead acknowledges.

Printed-Books Still King with Reading Groups

Despite the growing popularity of eBooks and eReaders, the vast majority of reading groups still prefer the printed book. Only 21% of those surveyed by RGC reported reading all, or even most, of their books on eReaders. Currently, romance fiction is the genre most frequently read in eBook format (60% of all titles purchased in eBook format.) "Some book groups don't find this genre as discussible as literary fiction or memoirs, for example, so I'm curious to find out more from our book clubs," Mead says. She intends to ask her subscribers about this and other trends in coming weeks and months.

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
New technology has made eBook screens as easy to read as their traditional counterparts. Browsing, buying, and downloading eBooks is fast, easy, and inexpensive. However Mead warns, "One disadvantage - although the selection of eBooks is enormous, many of the publishers' backlists are still not available in the digital format accessible on some eBooks."

eReaders: Ignite Your Book Club

eBooks Go Social: Book clubs can now share and discuss book passages, get a read on friends' reviews and to-be-read list, and lend eBooks -- all from the eReader. For tech updates, subscribe to the free RGC newsletter.

Simplified Preparation: Search by word or phrase to find every occurrence within the book, make notes in the text, highlight and clip key passages, bookmark pages, and export notes for reading group discussions into one inclusive document.

Large Text: Those that wish all books came in large-text editions may have found that the eBook genie has granted their wish. The eBook allows users to change any book to large type or to switch fonts, making reading more pleasurable for those with eye-strain or those who like to read while working out on the treadmill or stationary bike.

Cost: eBooks are frequently lower-priced than their traditional counterparts. Many titles are available for $9.99 (but this is offset by the initial price tag for the device itself).

Convenience: eBooks give series readers instant gratification without the trip to the bookstore. And if a book critic's review piques your interest, you can delve into the first chapter within seconds. This is also good for book club members who are in a rush to finish reading the monthly selection before the next discussion.

Example D:
http://www.suite101.com/content/ebooks-gaining-in-popularity-a202228

Ebooks Gaining in Popularity, Digital Reading Challenges Traditional Paper Books According to Amazon, ebooks outsold paper books for the first time on Christmas Day last year. Can the growth of ebooks challenge traditional mass market book sales? Ebooks were once the domain of speciality audiences with a limited audience. Now there is plenty of evidence to suggest that digital readeing devices like Kindle are becoming more and more mainstream.

EBooks Outsell Paper Books
However, the digital book revolution may not be threatening the print book as much as Amazon's CEO Jeff Bezos would have us believe. Although Amazon's Kindle was described as the company's "most gifted item" in its history, there were no hard and fast sales figures to put this into some form of relevant data. Moreover, it is hardly a surprise that ebooks had the edge on the 25th of December, given that new owners of the ebook device needed something to read on their hardware.

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